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[GOODWIN/PROCTER LETTERHEAD]     Goodwin Procter LLP         T: 617.570.1000
                                 Counsellors at Law          F: 617.523.1231
                                 Exchange Place              goodwinprocter.com
                                 Boston, MA 02109


                       November 7, 2005

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:  Clayton Holdings, Inc.
       Registration Statement on Form S-1

Ladies and Gentlemen:

     Submitted herewith for filing on behalf of Clayton Holdings, Inc. (the "Company") is a Registration Statement on Form S-1 (the "Registration Statement") relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of shares of common stock of the Company.

     The filing is being effected by direct transmission to the Commission's EDGAR System. On November 4, 2005, in anticipation of this filing, the Company caused the filing fee of $27,071 to be wire transferred to the Commission's account at Mellon Bank in Pittsburgh.

     The Registration Statement relates to the Company's initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

     Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

     Please contact the undersigned or Sanford A. Fine at (617) 570-1000 with any questions or comments you may have regarding this filing.


                                Very Truly Yours,

                                /s/ Michael S. Turner

                                Michael S. Turner



cc:  Frank P. Filipps
     Steven L. Cohen
     Sanford A. Fine